CUSIP No.  067511 10 5                                        Page 1 of 11 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              BARE ESCENTUALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   067511 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  067511 10 5                                        Page 2 of 11 Pages


--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Berkshire Fund V, Limited Partnership
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                           (b)   [X]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         5.  SOLE VOTING POWER
       NUMBER OF               15,024,850
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        6.  SHARED VOTING POWER
       OWNED BY                0
         EACH          ---------------------------------------------------------
       REPORTING         7.  SOLE DISPOSITIVE POWER
        PERSON                 15,024,850
         WITH          ---------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,024,850
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        16.8%*
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 15, 2006, as provided in the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 2006.


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CUSIP No.  067511 10 5                                        Page 3 of 11 Pages


--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Berkshire Fund VI, Limited Partnership
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                           (b)   [X]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         5.  SOLE VOTING POWER
       NUMBER OF               16,351,435
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        6.  SHARED VOTING POWER
       OWNED BY                0
         EACH          ---------------------------------------------------------
       REPORTING         7.  SOLE DISPOSITIVE POWER
        PERSON                 16,351,435
         WITH          ---------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        16,351,435
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        18.3%*
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 15, 2006, as provided in the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 2006.

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CUSIP No.  067511 10 5                                        Page 4 of 11 Pages


--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Berkshire Investors LLC
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                           (b)   [X]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         5.  SOLE VOTING POWER
       NUMBER OF                1,678,419
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        6.  SHARED VOTING POWER
       OWNED BY                 0
         EACH          ---------------------------------------------------------
       REPORTING         7.  SOLE DISPOSITIVE POWER
        PERSON                  1,678,419
         WITH          ---------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,678,419
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        1.9%*
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 15, 2006, as provided in the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 2006.

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CUSIP No.  067511 10 5                                        Page 5 of 11 Pages


--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Berkshire Partners LLC
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [ ]

                                                           (b)   [X]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                         5.  SOLE VOTING POWER
       NUMBER OF                156,754
        SHARES         ---------------------------------------------------------
     BENEFICIALLY        6.  SHARED VOTING POWER
       OWNED BY                 0
         EACH          ---------------------------------------------------------
       REPORTING         7.  SOLE DISPOSITIVE POWER
        PERSON                  156,754
         WITH          ---------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        156,754
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
      CERTAIN SHARES
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        0.2%*
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 15, 2006, as indicated in the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 2006.

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CUSIP No.  067511 10 5                                        Page 6 of 11 Pages


ITEM 1.

             (a)  NAME OF ISSUER

                         Bare Escentuals, Inc.
                  --------------------------------------------------------------

             (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         71 Stevenson Street, 22nd Floor
                         San Francisco, CA  94105
                  --------------------------------------------------------------
ITEM 2.

             (a)  NAME OF PERSON FILING

                           Berkshire Fund V, Limited Partnership ("Fund V"),
                  Berkshire Fund VI, Limited Partnership ("Fund VI"), Berkshire Investors LLC ("Investors") and Berkshire Partners, LLC ("Berkshire Partners" and, with Fund V, Fund VI and Investors, the "Reporting Persons") are jointly filing this Schedule 13G.

                           Fifth Berkshire Associates LLC, a Massachusetts
                  limited liability company ("Fifth Berkshire"), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire"), is the general partner of Fund VI. The managing members of Fifth Berkshire are Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Fifth Berkshire Principals" and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the "Berkshire Principals"). The Berkshire Principals are the managing members of Sixth Berkshire, Investors, and Berkshire Partners.

                           The Reporting Persons often make acquisitions in, and
                  dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a "group" for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
                  --------------------------------------------------------------

             (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  The principal business address of each of the Reporting Persons is c/o Berkshire Partners LLC, One Boston Place, Boston, MA 02108.
                  --------------------------------------------------------------

             (c)  CITIZENSHIP

                  Each of the Reporting Persons is organized under the laws of the Commonwealth of Massachusetts.
                  --------------------------------------------------------------

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CUSIP No.  067511 10 5                                        Page 7 of 11 Pages


             (d)  TITLE OF CLASS OF SECURITIES

                  The class of equity securities of the Issuer to which this filing on Schedule 13G relates is Common Stock.
                  --------------------------------------------------------------

             (e)  CUSIP NUMBER

                  The CUSIP number of the Issuer's Common Stock is 067511 10 5.
                  --------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a)  [ ]   Broker or dealer registered under Section 15 of the Act.

             (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act.

             (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Act.

             (d)  [ ]   Investment company registered under Section 8 of the
                        Investment Company Act of 1940.

             (e)  [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

             (f)  [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

             (g)  [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

             (h)  [ ]   A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ]   A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940;

             (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP

             (a)  Amount beneficially owned:

                       Fund V directly holds 15,024,850 shares of Common Stock.
                  Accordingly, Fund V has sole voting power with respect to 15,024,850 shares of Common Stock and has sole dispositive power with respect to 15,024,850 shares of Common Stock.

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CUSIP No.  067511 10 5                                        Page 8 of 11 Pages


                       Based on the immediately preceding paragraph, as the sole
                  general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 15,024,850 shares of Common Stock held by Fund V. However, Fifth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund V.

                       Fund VI directly holds 16,351,435 shares of Common Stock.
                  Accordingly, Fund VI has sole voting power with respect to 16,351,435 shares of Common Stock and has sole dispositive power with respect to 16,351,435 shares of Common Stock.

                        Based on the immediately preceding paragraph, as the
                  sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 16,351,435 shares of Common Stock held by Fund VI. However, Sixth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

                        Investors owns 1,678,419 shares of Common Stock.
                  Accordingly, Investors has sole voting power with respect to 1,678,419 shares of Common Stock and has sole dispositive power with respect to 1,678,419 shares of Common Stock.

                        Berkshire Partners owns 156,754 shares of Common Stock.
                  Accordingly, Berkshire Partners has sole voting power with respect to 156,754 shares of Common Stock and has sole dispositive power with respect to 156,754 shares of Common Stock.

                        By virtue of their positions as managing members of
                  Fifth Berkshire, Sixth Berkshire, Investors and Berkshire Partners, the Berkshire Principals (or the Fifth Berkshire Principals, in the case of Fifth Berkshire) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund V, Investors and Berkshire Partners. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Fund VI, Investors or Berkshire Partners, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

                  --------------------------------------------------------------

             (b)  Percent of class:
                  Fund V beneficially owns 16.8% of the Issuer's Common Stock. Fund VI beneficially owns 18.3% of the Issuer's Common Stock. Investors beneficially owns 1.9% of the Issuer's Common Stock. Berkshire Partners beneficially owns 0.2% of the Issuer's Common Stock.
                  Percentage calculations are based on 89,315,593 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as
                  --------------------------------------------------------------

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CUSIP No.  067511 10 5                                        Page 9 of 11 Pages


                  --------------------------------------------------------------
                  of November 15, 2006, as provided in the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 2006.
                  --------------------------------------------------------------

             (c)  Number of shares as to which the person has:
                  --------------------------------------------------------------

                   (i)  Sole power to vote or to direct the vote
                        Fund V has the sole power to vote 15,024,850 shares of the Issuer's Common Stock.
                        Fund VI has the sole power to vote 16,351,435 shares of the Issuer's Common Stock.
                        Investors has the sole power to vote 1,678,419 shares of the Issuer's Common Stock.
                        Berkshire Partners has the sole power to vote 156,754 shares of the Issuer's Common Stock.
                        --------------------------------------------------------

                  (ii)  Shared power to vote or to direct the vote
                        0
                        --------------------------------------------------------

                  (iii) Sole power to dispose or to direct the disposition of
                        Fund V has the sole power to direct the disposition of 15,024,850 shares of the Issuer's Common Stock.
                        Fund VI has the sole power to direct the disposition of 16,351,435 shares of the Issuer's Common Stock. Investors has the sole power to direct the disposition of 1,678,419 shares of the Issuer's Common Stock. Berkshire Partners has the sole power to direct the disposition of 156,754 shares of the Issuer's Common Stock.
                        --------------------------------------------------------

                  (iv)  Shared power to dispose or to direct the disposition of
                        0
                        --------------------------------------------------------

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following:                     [ ]

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

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CUSIP No.  067511 10 5                                       Page 10 of 11 Pages


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.      CERTIFICATIONS.

Not Applicable.

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CUSIP No.  067511 10 5                                       Page 11 of 11 Pages


                                   Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                            By:  Fifth Berkshire Associates LLC,
                                                   its General Partner

                                                 By:   /s/ Richard Lubin
                                                      --------------------------
                                                       Name:  Richard Lubin
                                                       Title:  Managing Director

                                       BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                            By:  Sixth Berkshire Associates LLC,
                                                   its General Partner

                                                 By:  /s/ Richard Lubin
                                                      --------------------------
                                                       Name:  Richard Lubin
                                                       Title:  Managing Director

                                       BERKSHIRE INVESTORS LLC

                                                 By: /s/ Richard Lubin
                                                     ---------------------------
                                                       Name:  Richard Lubin
                                                       Title:  Managing Director

                                       BERKSHIRE PARTNERS LLC

                                                 By:  /s/ Richard Lubin
                                                     ---------------------------
                                                       Name:  Richard Lubin
                                                       Title:  Managing Director

Date:  February 13, 2007


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